G&P Acquisition Corp.
222 Bellevue Avenue
Newport, Rhode Island 02840

March 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Karina Dorin

Re:	G&P Acquisition Corp. Withdrawal of Acceleration Request for Registration Statement on Form S-1

File No. 333-253089

Dear Ladies and Gentlemen:

Reference is made to the letter of G&P Acquisition Corp. (the “Company”), filed as correspondence via EDGAR on March 3, 2021, in which the Company requested acceleration of the effective date of the above-referenced Registration Statement for March 4, 2021, at 4:00 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

* * * * *

Very truly yours,

By:	/s/ Joseph Marnikovic
	Name:	Joseph Marnikovic
	Title:	Chief Financial Officer and Treasurer

[Signature Page to Acceleration Withdrawal Request—G&P Acquisition Corp.]